Exhibit 99.1

NR-18-01

GOLD RESERVE PROVIDES MINERAL RESOURCE AND POSITIVE PRELIMINARY ECONOMIC ASSESSMENT ON SIEMBRA MINERA PROJECT

SPOKANE, WASHINGTON, March 19, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) is pleased to provide the results of a Preliminary Economic Assessment (“PEA”) of the Siembra Minera Gold Copper Project (the "Project") in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The Project is a gold-copper-silver deposit located in the Kilometre 88 mining district of Bolivar State in southeast Venezuela, and is owned 45% by the Company and 55% by the Bolivarian Republic of Venezuela ("Venezuela"). The Project is expected to be a conventional truck and shovel open pit mining operation, utilizing hydraulic shovels and 236-tonne trucks as the primary mining equipment. The overall Project contemplates two plants: a smaller 15,000 tonne per day ("tpd") cyanidation plant (the "Small Plant") and a larger 140,000 tpd flotation plant (the "Large Plant"). The Small Plant is designed to recover gold from oxide saprolite and sulfide saprolite that contains low concentrations of copper and the Large Plant is designed to process hard rock material containing higher concentrations of copper as well as gold. The overall mine life is estimated to be 45 years after achieving commercial production of the Large Plant.

The Project is expected to begin with the Small Plant, which is estimated to take two years for detail design and construction while providing a platform for establishing the Project's operations and management group in advance of the Large Plant operation. The Small Plant, related mining equipment, initial tailings dam and infrastructure cost estimate is $295 million. It is expected to start producing gold at the end of a two year construction period and generate approximately $40 million in annual cash flow. The Large Plant is expected to take an estimated four years for the completion of a final feasibility study, detail design and construction. Production is expected to begin approximately two years after completion of construction of the Small Plant. All amounts are in U.S. dollars.

Initial Capital Cost estimate[1]	$2.6 billion
Working Capital	$195 million
Total Life of Mine Capital estimate	$4.7 billion
Estimated Production Cost (Net of by-product credits (NBP)) [2]	$428/ Ounce
Estimated Life of Mine Sustaining Capital Cost and Reclamation Cost	$56/ Ounce
All-In Sustaining Cost (NBP)	$483/ Ounce
Estimated Average Annual Gold Production (Years 3-18)	1.229 million Ounces
Estimated Average Annual Copper Production (Years 3-18)	77 million Lbs.

1 Includes both process plants, mining equipment, tailings dam and infrastructure requirements

2 Utilizing $1,300 per ounce gold and $3.00 per pound copper

Project Economic Summary (utilizing $1,300/ ounce gold and $3.00/ pound copper)
	Pre-Tax	After-Tax
Undiscounted Cash Flows (Mine Life)	$28.16 billion	$20.22 billion
Cash Flow (Annually)[1]	$1.1 billion	$0.9 billion
Rate of Return (ROR):	36.8%	31.1%
Net Present Value (NPV 5%):	$11.2 billion	$8.1 billion
Net Present Value (NPV 10%):	$5.53 billion	$3.93 billion
Capital Payback	3.8 years	4.1 years

1 First 10 years with Large Plant (Years 3-12)

	Gold (Ounces)	Copper (Pounds)	Silver (Ounces)
Average Life of Mine Annual Sales (45 Years)	836,000	71 million	369,000
Life of Mine Sales	37,600,000	3,198 million	16,600,000

All-In Sustaining Average Cost (AISC)[1]	$483/ Ounce

1 Net of a $262/ ounce copper and silver by-product credit (NBP)

Venezuela Minister of the People's Power for Ecological Mining Development Victor Cano stated, "This study is a confirmation of the tremendous economic value of the Mixed Company Ecosocialista Siembra Minera, S.A. mining project to the Venezuelan nation and our people. We look forward to the continued development of the project in an environmentally and socially responsible manner."

Gold Reserve President Doug Belanger added, "This study confirms that the Siembra Minera Project is one of the largest gold-copper deposits in the world with some of the lowest project operating costs for such a large project."

Gold Reserve is also pleased to report that the Company has recently transferred an additional $30 million from its trust account in Venezuela to its bank account in North America.

The project resource estimates are shown in the following tables:

Mineral Resource on the Siembra Mineral Project as of December 31, 2017
	Tonnes (millions)	Grade Au oz/t	Grade Cu %	Gold Ounces (millions)	Copper Tonnes (000’s)	Copper Lbs (millions)
Measured	10	1.02	0.18	318	17	38
Indicated	1,174	0.70	0.10	26.504	1,202	2,649
Total M&I	1,184	0.70	0.10	26.822	1,219	2,687
Inferred	1,291	0.61	0.08	25.389	1,044	2,300

Notes:

1.        CIM (2014) definitions were followed for Mineral Resources.

2.        Mineral Resources are estimated at an NSR cut-off value of US$7.20 per tonne for oxide-saprolite material and US$5.00 per tonne for sulphide-saprolite and fresh rock material.

3.        Mineral Resources are constrained by a preliminary pit shell created using the Whittle software package.

4.        Mineral Resources are estimated using a long-term gold price of US$1,300 per ounce, and a copper price of US$3.00 per pound.

5.        Bulk density varies by material type.

6.        Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.        Numbers may not add due to rounding.

An economic ultimate pit design was based on operating cost estimates, plant metal recoveries, net smelter return, royalties and taxes. The pit design was centered on maximizing the Project Net Present Value and a mine plan was developed based on the mineral resource potentially mineable by open pit methods within the design.

Mineable Resource with Economic Parameters based on $1300/oz Au and $3.00/lb Cu
	Tonnes (millions)	Grade Au oz/t	Grade Cu %	Gold Ounces (millions)	Copper Tonnes (000’s)	Copper Lbs (millions)
Measured	10	1.02	0.18	318	17	38
Indicated	1,095	0.72	0.10	25.409	1,126	2,482
Total M&I	1,105	0.72	0.10	25.727	1,143	2,520
Inferred	900	0.68	0.08	19.692	709	1,564

  Notes: As on the table above.

Projected metal recoveries from the respective process plants are:

Process Plant & Material Type	% Au Recovery	% Cu Recovery

CIP Leach Plant (Small Plant)
Oxide Saprolite	98.0	0
Sulphide Saprolite low Cu	86.8	0
Hard Rock low Cu	87.6	0

Flotation Plant (Large plant)
Sulfide Saprolite high Cu	83.2	54.5
Hard Rock low Cu	83.2	55.5
Hard Rock high Cu	83.2	87.0

 Note: The hard rock and sulphide saprolite was divided into high copper and low copper using a 0.02% Cu threshold.

	Years 1 Through 10		Years 11 Through 45
Production Plan	Tpd	Mtpa	Tpd	Mtpa
Leach Plant (Small Plant)[1]	15,000	5.8	35,000	58
Flotation Plant (Large Plant)	140,000	49.0	105,000[2]	36.75

1  The leach plant will be expanded by Year 11 to accommodate the higher tonnage of material.

2 Feed to the flotation plant reduced to approximately 105,000 tpd and increased for oxide leach plant to 35,000 tpd to account for reduced higher grade copper hard rock available to blend into flotation plant. Low grade copper hard rock material will be ground in the existing milling circuit and processed in the leach plant.

Key economic parameters:

Mineral Resources are estimated at an NSR cut-off value of US$7.20 per tonne for oxide-saprolite material and US$5.00 per tonne for sulphide-saprolite and fresh rock material.

DEVELOPMENT CAPITAL COST SUMMARY

DESCRIPTION	Total $ M
Direct Costs
Mining	$ 436.6
Processing	923.5
Engineering & Geology	15.9
ARD Plant	2.3
Site Infrastructure	111.8
Total Direct Costs	1,490.1
Indirect Costs
Construction Indirects	312.3
Owner's Cost	310.4
Total Indirect Costs	622.7
Contingency	457.8
Total	$ 2,570.6

ALL-IN SUSTAINING COSTS COMPOSITION

Item	$M	$/ oz Au
Site Costs
Mining	$ 5,791	$ 154
Process	9,881	263
G & A	2,654	71
Other Infrastructure	289	8
Total Site Costs	18,614	495
Offsite Costs
Transportation	728	19
Off-site Treatment	1,077	29
Total Off-site Costs	1,805	48
Direct Cash Costs	20,419	542
Ag and Cu By-Product Credit	(9,875)	(262)
Total Direct Cash Costs (NBP)	10,543	280
NSR Royalty	3,263	87
Special Advantages Tax	1,710	45
STI Contributions	588	16
Total Indirect Cash Costs	5,561	148
Total Production Costs	16,104	428
Sustaining Capital Cost	1,942	52
Closure/Reclamation Capital	150	4
Corporate G&A	-	-

Off-mine Exploration	-	-
Total Sustaining Costs	2,092	56
Total All-in Sustaining Costs	$ 18,196	$ 483

OPERATING COST SUMMARY

Description	LoM Cost $/t milled
Mining (1.36/t mined)	$ 2.89
Process	4.93
G&A	1.32
Other Infrastructure	0.14
Direct Operating Costs	9.29
Concentrate Freight	0.36
Off-site Costs	0.54
Total Before Royalties/Taxes	10.19
Royalties/Production Taxes	2.77
Total	$ 12.96

The next phase of the Project’s development is the detail design work for the Small Plant and related facilities in order to implement fast track development and production. In addition, we expect to initiate the feasibility study on the Large Plant and concurrent detailed engineering.

Proposals are currently being evaluated for a drilling program that is expected to commence in 2018 which will support the overall project development activities, water management wells, and test areas where additional resource potential is evident. Siembra Minera has also now established local management offices in Caracas and Puerto Ordaz.

The PEA will be available to the public at www.sedar.com and www.sec.gov, as well as, the Company’s website at www.goldreserveinc.com within 45 days of the date of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Avenue, Suite 401
Spokane, WA 9920I USA
Tel. (509) 623-1500
Fax (509) 623-1634

Technical Disclosure

The scientific and technical information contained in this release, including resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates was prepared by Roscoe Postle Associates, Inc., Samuel Engineering Inc., Tierra Group International, Ltd, and AATA International, Inc. The Qualified Persons (as defined in NI 43-101) in respect of the PEA who have reviewed, verified and approved such information are Richard J. Lambert, P.E., P.Eng., José Texidor Carlsson, P.Geo., Grant A. Malensek, P.Eng., Hugo Miranda, C.P., and Kathleen A. Altman, Ph.D., P.E., each of whom is independent of the Company.

Mineral resource estimates reported herein have been classified as Measured, Indicated or Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The Company is not currently aware of any known factors that are reasonably likely to have a negative material impact on the Company’s mineral resources. The mineral resource estimates were prepared in accordance with NI 43-101 and classifications adopted by the CIM Council.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Cautionary Statement Regarding Forward-Looking Information

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the price of copper and gold; the estimation of mineral resources; the timing and amount of estimated future production; capital expenditures and related funding, operating costs, and projected cash flows; the continued evaluation of the Project and the economic analysis provided in the PEA, including the timeline and estimated capital required and the assessment of financial and strategic options; the expectation of meeting production targets; costs of production; estimated mine life; and net present values associated with the Project. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “guidance”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including, without limitation, the risk that the development of the Siembra Minera Project may not proceed as anticipated; risks associated with the uncertainty of mineral resource estimates; volatility of metal prices; the Company’s ability to obtain financing as and when required and on reasonable terms; ability to obtain any necessary permits, consents or authorizations required for its activities in a timely manner; adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; social unrest and political or economic instability in the jurisdiction in which the Project is located; changes in national and local government legislation, regulation, and taxation; un-appealable judicial decisions; environmental and other regulatory compliance; reliance upon third parties; the risk of unexpected litigation; as well as other factors identified in Gold Reserve’s filings with applicable securities regulatory authorities. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

The terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases, and such estimates are not part of the SEC industry Guide 7.